KW 3/11/14

14047056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 28 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highlander Capital Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Millburn Avenue
(No. and Street)

Short Hills	NJ	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas MacWright 973-718-3510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cuttermill Rd	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Douglas MacWright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________, as of Highlander Capital Group, Inc, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRUCE C. ALTSCHULER
Notary Public of New Jersey
My Commission Expres March 23, 2014

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLANDER CAPITAL GROUP, INC.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash		$ 42,299
Receivable From Clearing Broker		149,824
Deposits with Clearing Broker		100,000
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $ 270,482		1,100
Investments		107,986
Other Assets		18,435
Total Assets		$ 419,644

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$ 39,783	
Total Liabilities		$ 39,783
Stockholders' Equity:		
Common Stock, Class A voting, no par value, 1,000 shares authorized, 160 shares issued, 158 shares outstanding	1,600	
Common Stock, Class B nonvoting, no par value, 900 shares authorized, none issued or outstanding	-	
Additional Paid-in Capital	1,174,399	
Accumulated Deficit	(791,138)	
Less Treasury Stock, 2 shares at cost	(5,000)	
Total Stockholders' Equity		379,861
Total Liabilities and Stockholders' Equity		$ 419,644

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2013

Revenues:		
Commissions and fees	$ 692,120	
Trading income	198,190	
Other	40,415	
Total Revenues		$ 930,725
Expenses:		
Employee compensation and benefits	567,734	
Clearing and floor brokerage	93,880	
Commissions	1,000	
Communications	40,261	
Occupancy costs	28,978	
Regulatory fees	26,230	
Depreciation	1,454	
Other	64,192	
Total Expenses		823,729
Net Income		$ 106,996

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
Balance, Beginning of Year	$ 1,600	$ 1,174,399	$ (898,134)	$ (5,000)	$ 272,865
Net Income (Loss)	-	-	106,996	-	106,996
Balance, End of Year	$ 1,600	$ 1,174,399	$(791,138)	$ (5,000)	$ 379,861

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net income	$ 106,996	
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation	1,454	
(Increase) decrease in operating assets:		
Other assets	(13,877)	
Receivable from clearing broker	(60,507)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(17,481)	
Net Cash Provided by Operating Activities		$ 16,585
Net Cash Used in Investing Activities:		
Purchase of Furniture and Equipment		(1,617)
Net Increase in Cash		$ 14,968
Cash, Beginning of Year		27,331
Cash, End of Year		$ 42,299
Supplemental Disclosures:		
Cash paid during the period for:		
Interest		$ -
Taxes		$ 1,683

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.

Notes to Financial Statements
December 31, 2013

1. Organization and Nature of Business

Highlander Capital Group, Inc, (the "Company"), formerly FIA Capital Group, Inc., is a registered broker-dealer under the Securities Exchange Act of 1934. Incorporated in the state of New Jersey on July 9, 1968 the Company is effectively 100% owned by its president both directly and through two related LLC's. The Company is a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2013.

The Company has offices in Short Hills, New Jersey. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. Management believes that the Company does not have any concentrations of individual securities or reliance on individual retail customers where a loss in value or business would have a material impact on the financial condition of the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and expenses are recorded when earned on a trade date basis.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

2. Significant Accounting Policies - Continued

Investments

Investments consist of limited liability companies and are valued at fair value.

Depreciation

Depreciation of furniture and equipment is provided based on the estimated 5-7 year useful lives of the assets using straight line and accelerated methods.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. There were no unrecognized tax benefits at December 31, 2013.

Subsequent events

The Company considers the accounting treatments, and the related disclosures in the current financial statements, that may be required as the result of all events or transactions that occur after the year-end through the date of the independent auditors' report.

3. <u>Fair Value</u>

<u>Fair Value Hierarchy</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. Fair Value - Continued

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in level 3 of the fair value hierarchy include the following:

Management uses third-party pricing vendors, and aggregation services for validating the fair values of financial instruments generated using valuation models. Management assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, management generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the business unit's fair value of financial instruments.

Fair Value Measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major category of assets measured at fair value on a recurring basis follows.

Investment in limited liability companies – The fair value of investment in limited liability companies is based on valuations from third-party pricing models adjusted for liquidity discounts.

3. Fair Value - Continued

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013. There was no change during the year from the beginning January 1, 2013 balance to the ending December 31, 2013 balance.

Assets	Level 1	Level 2	Level 3	Total
Investment in Limited Liability Companies	0	0	$ 107,986	$ 107,986

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2013.

The following disclosures provide information on the valuation techniques significant unobservable inputs with a significant level 3 balance.

	Balance at December 31, 2013	Valuation Techniques	Significant Unobservable Inputs: Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range (Weighted Average)
ASSETS				
Investment in Limited Liability Companies	$ 107,986	Third-Party Model Comparable Pricing	Liquidity Discount: Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement.	10% to 20% (19%)

4. Income Taxes

The Company has $ 254,000 of federal and $ 316,000 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $ 90,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the company's past experience.
The Company is no longer subject to federal or state examinations by taxing authorities for years before 2009.

HIGHLANDER CAPITAL GROUP, INC.

Notes to Financial Statements - Continued
December 31, 2013

5. Clearance Agreement

The Company has a clearance agreement (the "Agreement") with the Pershing LLC a Subsidiary of The Bank of New York Mellon ("Pershing") dated January 28, 1991. Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, Pershing clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default.

Receivable from the clearing broker includes amounts due on proprietary unsettled cash and margin transactions and commissions earned.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be the greater of $ 100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 15.77 % and its net capital was $ 252,340 which is $ 152,340 in excess of its minimum net capital requirement of $ 100,000.

7. Retirement Plan

The Company maintains a qualified 401K-employee savings and retirement plan covering all employees aged 21 with one year and 1,000 hours of service. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals up to 6% of eligible compensation. For the year ended December 31, 2013 the Company's retirement plan expense totaled $ 3,860.

8. Treasury Stock

In December 2012 the Company purchased 2 shares of common stock from a minority stockholder for $ 5,000. The stock is held in treasury and recorded using the cost method.

9. <u>Related Party Transactions</u>

In February 2011 the Company relocated to Short Hills NJ and entered into month to month operating lease with GDJ Realty Holdings LLC. The lease calls for monthly rent of $ 2,200. GDJ Realty Holdings LLC is 50% owned by the Company's president and 50% owned by other family members and the lease is at fair market value.

The Company is affiliated through common ownership and management with Highlander Realty Advisors, LLC and Highlander Futures Management, LLC and received $ 25,000 of income during the year ended December 31, 2013. These two companies represent 100% of the investments on the Statement of Financial Condition.

10. <u>Off-Balance Sheet Risk and Concentration of Credit Risk</u>

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

HIGHLANDER CAPITAL GROUP, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2013

Computation of net capital	
Total stockholders' equity	$ 379,861
Deductions:	
Total non-allowable assets from statement of financial condition	127,521
Net capital	$ 252,340
Computation of excess net capital	
Net capital requirement	$ 100,000
Net capital as calculated above	252,340
Excess net capital	$ 152,340
Computation of aggregate indebtedness	
Aggregate indebtedness – per statement of financial condition	$ 39,783
Ratio of aggregate indebtedness to net capital	15.77%

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013 Part IIA FOCUS filing.

HIGHLANDER CAPITAL GROUP, INC.
Statement Regarding Rule 15c3-3
December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that Rule.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Highlander Capital Group Inc.
Short Hills, New Jersey

We have audited the accompanying financial statements of Highlander Capital Group Inc., (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highlander Capital Group Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as whole.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Highlander Capital Group Inc.
Short Hills, New Jersey

In planning and performing our audit of the financial statements of Highlander Capital Group Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Highlander Capital Group Inc.
Short Hills, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Highlander Capital Group Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Highlander Capital Group Inc.
's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Highlander Capital Group Inc.'s management is responsible for Highlander Capital Group Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014